Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2024

Majuro, Marshall Islands, August 1, 2024, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2024.

Recent Developments

Sale and Lease-Back of a tri-fuel diesel electric (“TFDE”) LNG Carrier

As of June 30, 2024, the Partnership had been pursuing an agreement for the sale and lease-back of a TFDE LNG carrier, resulting in the reclassification of that vessel as held for sale. While no definitive agreement has yet been reached, the agreement is expected to be executed, and the sale expected to be completed, within the third quarter of 2024.

GasLog Partners Dividend Declarations

On June 28, 2024, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $2.99 per common unit to GasLog Ltd. (“GasLog”) that was settled during the quarter ended June 30, 2024.

On July 31, 2024, the board of directors of GasLog Partners approved and declared:

•	a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate),

•	a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.7311853 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”) of 5.34403% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and

•	a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.6978353 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 5.34403% plus 0.26161% of CAS and spread of 5.317% per annum).

The cash distributions are payable on September 16, 2024 to all unitholders of record as of September 9, 2024.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	June 30, 2023	June 30, 2024
Revenues	$96,961	$87,273
Profit for the period	$35,703	$38,551

Revenues were $87.3 million for the quarter ended June 30, 2024 ($97.0 million for the same period in 2023). The decrease of $9.7 million is mainly attributable to the second half of 2023 and 2024 fixtures, partially offset by the increase in available days resulting mainly from the decrease in off-hire days due to scheduled dry-dockings and repairs (5 dry-docking off-hire days in the three-month period ended June 30, 2024, compared to 64 days in the same period in 2023).

Profit was $38.6 million for the quarter ended June 30, 2024 ($35.7 million for the same period in 2023). The increase in profit of $2.9 million is mainly attributable to a decrease of $12.6 million in net financial costs due to the debt prepayment in November 2023 (following the refinancing of all of our vessels at the parent level of GasLog), partially offset by a decrease of $9.7 million in revenues, as discussed above.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2023	June 30, 2024
Assets
Non-current assets
Other non-current assets	1,988	1,729
Tangible fixed assets	1,477,458	1,306,806
Right-of-use assets	126,549	105,657
Total non-current assets	1,605,995	1,414,192
Current assets
Vessel held for sale	—	145,353
Trade and other receivables	24,444	22,379
Inventories	2,912	2,728
Due from related parties	15,295	16,805
Prepayments and other current assets	5,706	4,461
Cash and cash equivalents	11,887	3,821
Total current assets	60,244	195,547
Total assets	1,666,239	1,609,739
Partners’ equity and liabilities
Partners’ equity
Common unitholders	1,235,671	1,202,761
General partner	4,676	2,459
Preference unitholders	280,069	280,497
Total partners’ equity	1,520,416	1,485,717
Current liabilities
Trade accounts payable	9,330	4,189
Other payables and accruals	42,188	39,188
Lease liabilities—current portion	28,831	30,349
Total current liabilities	80,349	73,726
Non-current liabilities
Lease liabilities—non-current portion	65,077	49,945
Other non-current liabilities	397	351
Total non-current liabilities	65,474	50,296
Total partners’ equity and liabilities	1,666,239	1,609,739

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Revenues	96,961	87,273	196,030	185,367
Voyage expenses and commissions	(2,642)	(1,068)	(4,638)	(2,925)
Vessel operating costs	(15,754)	(17,506)	(31,680)	(33,294)
Depreciation	(24,815)	(25,196)	(47,527)	(50,366)
General and administrative expenses	(6,219)	(4,051)	(11,866)	(8,441)
Loss on disposal of vessel	—	—	(1,033)	—
Impairment loss on vessel	—	—	(142)	—
Profit from operations	47,531	39,452	99,144	90,341
Financial costs	(17,044)	(947)	(34,397)	(1,961)
Financial income	3,510	46	5,792	123
Gain on derivatives	1,706	—	1,539	—
Total other expenses, net	(11,828)	(901)	(27,066)	(1,838)
Profit for the period	35,703	38,551	72,078	88,503